

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2019

Deborah M. Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

      Re: Hasbro, Inc.
          Form 10-K for the Fiscal Year Ended December 30, 2018
          Filed February 26, 2019
          File No. 001-06682

Dear Ms. Thomas:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Transportation and Leisure